CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

INTERIM FINANCIAL STATEMENTS

September 30, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Balance Sheet

Exhibit   "A"

Statement of Loss and Deficit

Exhibit   "B"

Statement of Cash Flows

Exhibit   "C"

Notes to Financial Statements

Exhibit   "D"

_________________________________

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Balance Sheet

As at September 30, 2005 and December 31, 2004

(Canadian Dollars)

(unaudited – prepared by management)

Assets	2005	2004
Current:
Cash	$28,723	$205,530
Accounts receivable	39,294	113,175
Inventory	78,851	64,321
Prepaid expenses	170,915	183,754
	317,783	566,780
Equipment and website development (Note 3)	52,004	35,788
Patents, license and rights (Note 4)	-	90,000
	$369,787	$692,568
Liabilities
Current:
Accounts payable	$348,523	$315,899
Convertible promissory note (Note 5)	-	347,028
Promissory notes (Note 5)	133,363	881,632
Unearned revenue	181,641	309,244
	663,527	1,853,803

Convertible promissory note (Note 6)	824,905	-
	1,488,432	1,853,803
Shareholders' Deficiency
Equity component of convertible promissory notes (Notes 5 and 6)	234,110	135,445
Share capital (Note 7)	32,965,932	32,455,141
Contributed surplus (Note 8)	545,112	545,112
Subscription Liability	354,624	-
Deficit, per Exhibit "B"	(35,218,423)	(34,296,933)
	(1,118,645)	(1,161,235)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Events (Note 16)
	$369,787	$692,568

Approved by the Directors:

           "Robert Kramer"

           "George Chen"

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Statement of Loss and Deficit

For the Nine Months Ended September 30, 2005 and 2004

(Canadian Dollars)

(unaudited – prepared by management)

	3 months ended September 30,	9 months ended September 30,	3 months ended September 30,	9 months ended September 30,
	2005	2005	2004	2004

Revenue	$147,626	$453,473	$11,240	$156,411

Expenses
Amortization	4,286	104,627	8,684	24,834
Bank charges and interest	970	10,435	7,084	8,949
Consulting	-	14,400	-	-
Foreign Exchange (recovery)	(94,498)	(165,415)	(55,363)	(22,306)
Interest on convertible promissory note	25,343	65,752	4,891	15,033
Interest on promissory note	5,467	25,309	20,860	60,526
Investor relations	35,457	87,898	75,209	90,322
Legal, accounting and filing fees	48,637	214,847	47,370	151,536
Manufacturing	98,604	298,046	29,715	85,336
Marketing	25,065	108,772	33,090	47,479
Office and other	9,804	35,269	11,899	34,689
Product development	-	25,122	-	-
Public relations	19,751	66,672	21,272	81,299
Regulatory	2,338	29,280	8,434	42,009
Research report	-	-	32,700	65,400
Rent	14,564	41,619	12,623	38,674
Salaries and benefits	89,959	283,154	88,948	272,956
Stock base compensation	-	-	49,470	49,470
Telephone	5,859	18,265	5,979	21,228
Test and studies	21,916	66,072	25,360	83,463
Travel	16,962	44,839	21,759	58,084
	330,484	1,374,963	449,984	1,208,981
Net loss	(182,858)	(921,490)	(438,744)	(1,052,570)
Deficit, beginning of period	(35,035,565)	(34,296,933)	(33,151,671)	(32,537,845)
Deficit, end of period	($35,218,423)	($35,218,423)	($33,590,415)	($33,590,415)
Basic and fully diluted net loss per share	($0.01)	($0.01)	($0.01)	($0.01)

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Statement of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Canadian Dollars)

(unaudited – prepared by management)

	3 months ended September	9 months ended September	3 months ended September	9 months ended September
	30, 2005	30, 2005	30, 2004	30, 2004

Operating Activities:
Net Loss, per Exhibit "B"	($182,858)	($921,490)	($438,744)	($1,052,570)
Adjustments for- Amortization Contributed surplus	4,286 -	104,627 -	8,684 49,470	24,834 49,470
	(178,572)	(816,863)	(380,590)	(978,266)

Changes in non-cash working capital
(Increase) Decrease in accounts receivable	(21,755)	73,881	13,607	5,055
(Increase) Decrease in inventory	(22,780)	(14,530)	(242,542)	(220,089)
(Increase) Decrease in prepaid expenses	(48,031)	12,839	40,629	(58,891)
Increase (Decrease) in demand promissory note	-	(881,632)	-	-
Increase (Decrease) in convertible promissory note	-	(347,028)	-	-
Increase (Decrease) in accounts payable	15,283	32,624	(18,339)	(19,333)
Increase (Decrease) in unearned revenue	(52,598)	(127,603)	155,302	228,262

Cash flows (used in) operating activities	(308,453)	(2,068,312)	(431,933)	(1,043,262)

Investing Activities:
Purchase of equipment and website development	(10,250)	(30,843)	(1,822)	(14,322)
Financing Activties:
Convertible promissory note	(24,492)	824,905	(15,275)	5,285
Equity component Convertible promissory note	-	98,665	-	-
Promissory note	133,363	133,363	(25,673)	54,355
Issuance of new shares	16,990	510,791	382,529	1,131,750
Subscription liabilities	72,782	354,624	-	-
Cash flows from financing activties	198,643	1,922,348	341,581	1,191,390

Net Increase (Decrease) in Cash	(120,060)	(176,807)	(92,174)	133,806

Cash, beginning	148,783	205,530	253,268	27,288

Cash, ending	$28,723	$28,723	$161,094	161,094

Supplemental Disclosure of Cash Flow Information:
Additional Information-
Interest	970	10,435	7,084	8,949

  Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

1.

Future Operations:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The company incurred a net loss from operations of $921,490 during the nine months ended September  2005 (2004 - $1,052,570).  The company has reported recurring losses since inception which have resulted in an accumulated deficit of $35,218,423 (2004 - $33,590,415).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America , Europe and Asia.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

d)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

       20%

declining balance

Office equipment

       20%

declining balance

Website development

  2 years

straight-line

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Equipment and Website Development (Continued) -

When the net carrying amount of the property and equipment exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of operations.

e)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG"). During the second quarter of 2005 the Company conducted an impairment analysis under SFAS 144 and determined that the net present value of projected future cash flow was sufficiently uncertain to warrant the write down of the asset to zero.

f)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

g)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

h)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

i)

Revenue Recognition -

The company has established the following policies with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

. . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Revenue Recognition (Continued) –

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

i)

actual receipt of funds from distributors or customers; or

ii)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

iii)

distributors or customers exceptional credit and operating history, and an agreement in writing to specific terms of payment.

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

k)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

l)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

Accumulated

2005

2004

Cost

Amortization

 Net

Net

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Computer equipment and software

$196,426

$178,297

$18,129

$  11,994

Furniture and fixtures

43,932

41,312

2,620

1,952

Office equipment

116,962

95,948

21,014

15,106

Website development

42,575

32,334

10,241

6,736

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$399,895

$347,891

$52,004

$35,788

4444444444444444444444444444444444444444444444444444444444444444444444

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.  The net book value for these patents, license and rights is Nil (2004 - $90,000).

5.

Promissory Notes:

i) Convertible Promissory Note and Promissory Note – December 31, 2004 :

Subsequent to year-end, on March 22, 2005, the company restructured the convertible promissory note and promissory note pursuant to a Forbearance Agreement with a lender who owns over 22% of the company (see note 6).  The following relates to balances outstanding on December 31, 2004:  the liability portion of the convertible promissory note was $347,028 and the equity component was $135,445; the promissory note which was due January 2, 2005 was $881,632.

Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of US$10,239.29 as part of the principal of the convertible promissory note. As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to below.

ii)

Promissory Note – September 30, 2005 :

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000. The secured note bears interest of 24% and matures on January 27, 2006.  The note is secured by a registered charge on 20 units which are being manufactured.  Payment under the note may be accelerated on a pro-rate basis as the units are sold.  As additional considerartion, the lender purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.

6.

Convertible Promissory Note –September 30, 2005:

The promissory note, as described in note 5 above, was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note outstanding balance at December 31, 2004 was US$733,471.

Subsequent to year-end and prior to the restructuring, the lender advanced the company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured on March 22, 2005 was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.  The liability portion of this note is $824,905 and the equity component is $234,110.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

6.

Convertible Promissory Note September 30, 2005: (Continued)

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is  the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants

Expiry Date

Exercise Price

New Expiry Date*

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

2,000,000

January 3, 2005

US$0.25

January 9, 2007

2,980,000

February 7, 2005

US$0.10

January 9, 2007**

179,167

September 27, 2006

US$0.15

January 9, 2007

1,600,000

October 11, 2006

US$0.50

January 9, 2007

*The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**US$0.05 up to and including February 7, 2006.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

b)

Issued and Fully Paid -

            2005

          2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Number

Number

Shares of

   Amount

Shares of

Amount

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, beginning

60,240,257

$32,455,141

51,136,811

$30,635,410

Common Shares Issued -

-  For cash

  200,000

12,241

5,637,696

919,745

-  For settlement of debt

       380,000

 72,205

2,465,750

703,036

-  Conversion of promissory note

      6,949,766

      420,218

-

-

-  Exercise of warrants

-

  -

1,000,000

196,950

-  Exercise of options

      100,000

      6,127

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Balance, ending

67,870,023

$32,965,932

60,240,257

$32,455,141

4444444444444444444444444444444444444444444444444444444444444444444444

No Class "A" Preference shares have been issued.

During the nine month period, the company received US$305,000 for the private placement of  2,440,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $120,300 (2003 - $38,200) of compensation expense relating to stock options that has vested during the year, has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

   0%

Weighted average expiry date of options

         5 years

Risk free interest rate

3.75%

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding on September 30, 2005 are as follows:

Number

      Expiry Date

of Shares

Option Price

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

February

     7,

2006

3,070,000

US   $0.05

December

   20,

2006

200,000

US   $0.05

September

  6,

2007

275,000

US $0.125

October

10,

2007

200,000

US   $0.20

December

   19,

2007

225,000

US   $0.26

April

  8,

2008

250,000

US   $0.26

September

30,

2009

200,000

US   $0.30 *

October

17,

2009

850,000

US   $0.25

December

   22,

2009

175,000

US   $0.25

December

23,

2009

100,000

US   $0.25 *

May

   17,

2010

175,000

US   $0.23

July

   15,

2010

150,000

US   $0.26

    *

2004 Stock Option and Stock Bonus Plan.

. .. 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

9.

Stock Options: (Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at September 30, 2005:

2005

2004

Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, beginning

5,870,000

0.12

5,270,000

0.12

  -  Granted

200,000

0.26

-

 -

  -  Exercised

       (100,000)

 0.06

-

-

  -  Cancelled

       (100,000)

 0.30

-

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Outstanding, ending

5,870,000

0.13

5,270,000

0.12

4444444444444444444444444444444444444444444444444444444444444444444444444444444

Exercisable, ending

5,870,000

0.13

5,270,000

0.12

4444444444444444444444444444444444444444444444444444444444444444444444444444444

The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

Weighted

Number

Average

Number

Outstanding at

Remaining

Outstanding at

     Exercise Price

2005

 Contractual Life

2004

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

US $0.05

3,270,000

0.3 years

3,370,000

US $0.125

 275,000

1.8 years

275,000

US $0.20

200,000

1.9 years

200,000

US $0.26

625,000

2.7 years

475,000

US $0.30

200,000

3.3 years

100,000

US $0.25

1,125,000

3.9 years

850,000

US $0.23

175,000

4.5 years

-

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

5,870,000

5,270,000

4444444444444444444444444444444444444444444444444444444444444444444444

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

10.

Warrants:

Expiry Date	Number of Shares	Exercise Price
January 31, 2006	564,600	US $0.05
April 30, 2006	200,000	US $0.30
June 26, 2006	450,000	US $0.20	3
June 30, 2006	400,000	US $0.075
June 30, 2006	2,500,000	US $0.05	3
October 11, 2006	80,000	US $0.50
January 9, 2007	2,000,000	US $0.25	1,3
January 9, 2007	2,980,000	US $0.10	1,2,3
January 9, 2007	6,949,766	US $0.05	1,3
January 9, 2007	179,167	US $0.15	1,3
January 9, 2007	1,600,000	US $0.50	1,3
May 15, 2007	1,227,129	US $0.55
June 15, 2009	1,000,000	US $0.15	3
June 15, 2009	1,637,696	US $0.20
July 15, 2009	800,000	US $0.20	5
December 29, 2009	1,200,000	US $0.25
January 2, 2010	3,200,000	US $0.25	3,4
July 25, 2010	200,000	US $0.15	3

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

2

US$0.05 up to and including February 7, 2006

3

These warrants have a cashless exercise provision

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010 and

b)

The date that is one year and five business days after the date on which the convertible promissory note (see note 6) is paid in full.

5

On October 12, 2005  600,000 warrants were exercised at US$0.15 per share

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at September 30,2005:

10.

Warrants: (Continued)

2005

2004

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Weighted

 Weighted

Average

Average

Common

Exercise Price

Common

Exercise Price

Shares

$

Shares

$

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Outstanding, beginning

16,818,592

0.21

12,814,229

0.21

  -  Issued

10,349,766

0.11

-

-

  -  Exercised

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Outstanding, ending

27,168,358

0.17

12,814,229

0.21

4444444444444444444444444444444444444444444444444444444444444444444444

11.

Related Party Transactions:

2005

2004

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Transactions During the Year -

Salaries and consulting fees accrued or paid

$222,528

$222,993

Interest paid to director for overdue salary payable

8,000

-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at Year End -

Salaries, consulting fees payable to directors and

 companies controlled by directors of the company

19,107

18,032

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note, promissory note and unearned revenue are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable, convertible promissory note, promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

. . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

13.

Segmented Information:

The  major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The breakdown of revenue by region is as follows:

2005

2004

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Asia Pacific

$  294,391

$     23,735

Europe

27,702

32,600

The Americas

131,380

100,076

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$453,473

$156,411

4444444444444444444444444444444444444444444444444444444444444444444444

14.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

2004

2003

2002

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Future Income Tax Assets:

Eligible capital expenditures

$  51,878

$     58,257

$     58,257

Equipment and website development

346,399

368,744

346,888

Operating loss carryforward

2,460,546

2,981,545

3,292,914

Capital loss carryforward

1,122,157

1,260,142

1,260,142

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3,980,980

4,668,688

4,958,201

Valuation loss provision

(3,980,980)

(4,668,688)

(4,958,201)

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

$           -

$            -

$         -

4444444444444444444444444444444444444444444444444444444444444444444444

The company has non-capital losses for income tax purposes of approximately $5,516,464 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2005

$  483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2011

1,553,708

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

 . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

15.

Commitments:

The company has entered into an agreement to lease premises from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2005

$8,050

2006

32,200

2007

32,200

2008

32,200

2009

32,200

2010

32,200

2011

36,800

16.

Subsequent Events:

Subsequent to September 30, 2005, the Company received US$90,000 for the early exercise of  600,000 warrants. The Company also received $25,000 for the private placement of 200,000 units. Each unit consists of one share and one five year warant with an exercise price of US$0.25.  The units have not been issued.

17.

Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

2005

2004

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Net Loss - Canadian GAAP

$(921,490)

$(1,052,570)

Adjustments in Respect of:

 Stock- based compensation expense -

employees

-

-

                 non-employees

-

-

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Net Loss - U.S GAAP

$(921,490)

$(1,052,570)

4444444444444444444444444444444444444444444444444444444444444444444

Stock-based Compensation:

(i)

Employees Stock Options -

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

…12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Volatility factor of the market

54.04%

Price of the company shares

$0.23 - $0.26

Dividend yield

   0%

Weighted average expiry date of options

         5 years

Risk-free interest rate

3.75%

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

2005

2004

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Weighted Average Number of Shares Outstanding:

Canadian GAAP

67,870,023

57,484,507

Less:  Escrow shares

-

-

)))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

U.S. GAAP

67,870,023

57,484,507

44444444444444444444444444444444444444444444444444444444444

Basic loss per share under U.S. GAAP

$(0.01)

$(0.01)

44444444444444444444444444444444444444444444444444444444444

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

2005

2004

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Liabilities - Canadian GAAP

$1,488,432

$1,870,709

Effect of equity portion of

convertible promissory note

234,110

135,445

))))))))))))))))))))))))))))))))))))))))))))))))))))))))))))

Liabilities - U.S. GAAP

$1,722,542

$2,006,154

44444444444444444444444444444444444444444444444444444444444444444444

…13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Financial Statements

for the nine months ended September 30, 2005 and 2004

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

2005

2004

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Deficit - Canadian GAAP

$(1,118,645)

$(1,161,235)

Effect of equity portion of

convertible promissory note

(234,110)

(135,445)

Current year adjustment to net income

-

-

Cumulative effort of prior year adjustments

    to net income

(279,815)

(279,815)

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Deficit - U.S. GAAP

$(1,632,570)

$(1,576,495)

44444444444444444444444444444444444444444444444444444444444444444444

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note

(Note 5)

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.